UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

______________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Public Statement dated June 3, 2016

Item 1

GeoPark's Public Statement

June 3, 2016 - As a result of the charges filed by Chile's Superintendence of the Environment, GeoPark will present its defense within the terms established by law, claiming that it does not conduct fracking activities. The Company uses the technique called hydraulic stimulation, which has existed since the creation of the oil industry and is considerably different in terms of scale and consumption of water from that conducted in non-conventional oil fields, commonly known as fracking. The projects that consider hydraulic stimulation were included in the Environmental Assessment System (EAS) for their relevant evaluation and approval.

On the other hand, as part of its integrated management system, GeoPark is constantly working on the continuous improvement of its operating and environmental management. This includes vegetation intervention plans, obtaining all required permits and licenses in all areas of intervention, including those of waterways crossings, and surface facilities to ensure environmental protection, among other initiatives.

Since its foundation, GeoPark has defined environmental care as a fundamental pillar of its integrated management system, understanding it as a key aspect for the business' sustainability and the development of its environment. The Company fosters a strategy to mitigate the environmental impact of its operations through the application of operating procedures and new technologies, serving more than local environmental standards, and assessing and improving its operations on a regular basis. GeoPark has never received an environmental penalty and, in this case, will present its defense and eventually a Compliance Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: June 6, 2016